Exhibit 1.01

OLIN CORPORATION
Conflict Minerals Report
For the reporting period from January 1, 2017 to December 31, 2017

This Specialized Disclosure Report (this “Report”) of Olin Corporation (“Olin” or “we”) has been prepared to comply with Rule 13p-1 (the “Rule”) promulgated under the Securities Exchange Act of 1934, as amended, for the year ended December 31, 2017.

The Rule requires us to disclose certain information when we manufacture or contract to manufacture products and the minerals specified in the Rule are necessary to the functionality or production of those products. The specified minerals are gold, columbite-tantalite (coltan), cassiterite and wolframite, including their derivatives, which are limited to tantalum, tin and tungsten (such minerals and derivatives, the “Conflict Minerals”). The “Covered Countries” for the purposes of the Rule and this Report are the Democratic Republic of Congo, the Republic of Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and Angola. As described below, our Winchester business segment manufactures products for which some of the Conflict Minerals are necessary to the functionality.

I.	Company Overview

Olin is a manufacturer concentrated in three business segments: Chlor Alkali Products and Vinyls, Epoxy and Winchester. Winchester, with its principal manufacturing facilities in Illinois and Mississippi, produces and distributes sporting ammunition, law enforcement ammunition, reloading components, small caliber military ammunition and components and industrial cartridges. Our Chlor Alkali Products and Vinyls business segment manufactures and sells chlorine and caustic soda, ethylene dichloride and vinyl chloride monomer, methyl chloride, methylene chloride, chloroform, carbon tetrachloride, perchloroethylene, trichloroethylene and vinylidene chloride, hydrochloric acid, hydrogen, bleach products and potassium hydroxide. The Epoxy segment produces and sells a full range of epoxy materials, including allyl chloride, epichlorohydrin, liquid epoxy resins and downstream products such as converted epoxy resins and additives. Certain operations currently falling under the Chlor Alkali Products and Vinyls business segment and the Epoxy business segment were acquired by Olin in a transaction with The Dow Chemical Company which closed on October 5, 2015. Based on our internal assessment, Winchester appears to be our only business segment that manufactures or contracts to manufacture products for which a Conflict Mineral is necessary to the functionality or production.

II.	Products Covered by this Report

Based on the nature of our products, and a review of our specification sheets and/or product information, we determined that the ammunition products produced by our Winchester business segment are the only products we manufacture or contract for manufacture for which a Conflict

Mineral is necessary to the functionality or production. Therefore, this Report relates to those ammunition products: (i) for which Conflict Minerals are necessary to the functionality or production; (ii) that we manufactured, or contracted to be manufactured; and (iii) for which manufacturing was completed during the calendar year 2017 (the “Covered Products”). Each Covered Product is identified below by its Stock Keeping Unit (“SKU”) and type of ammunition:

Type of Ammunition
	Centerfire ammunition	Shot Shell	Rimfire ammunition
SKU	GQ3232 Q3297 Q3262 SC556NT X223RT SC9NT SC40NT SC45NT SC38NT RA9SF Q4342 RA357SSF RA45GSF RA45SF RA223SF Q3281 RA9SF1 Q4346 GQ4338 RA40SF Q4341 Q4361 GQ4375 S223RLF S22250RLF S204RLF	SXP12 SXP123 RA1200SF RA12RSSF SCXR123 Q1539 Q1542 SWXR122 SWXR123B SWXR12B SWXR12L2 SWXR12L4 SWXR12LB SPM12XR6 SPM20XR6	X22MHLF X22LRHLF X17W15PLF S17HMR1LF

III.	Olin’s Conflict Minerals Policy

We adopted a policy relating to our use of Conflict Minerals (the “Policy”), incorporating the standards set forth in the OECD Guidance. Our Policy provides that we will require suppliers of Conflict Minerals to provide reasonable assistance in determining the sources of the Conflict Minerals. Under our Policy, we will encourage our suppliers to adopt a due diligence process in accordance with the OECD Guidance and to take actions towards sourcing responsibly. Our Policy ensures that we are committed to working toward avoiding the use, within our supply chain, of Conflict Minerals that finance or benefit armed groups in the Covered Countries. To the extent a supplier cannot or will not adhere to the Policy, we intend to limit purchases from such supplier to the extent practicable or seek alternative suppliers where commercially feasible.

IV.	Olin’s Reasonable Country of Origin Inquiry

Because we determined that some of the Conflict Minerals are necessary to the production of the Covered Products, as required by the Rule, we conducted a reasonable country of origin inquiry (“RCOI”) regarding the source of the Conflict Minerals. Our RCOI was reasonably designed to determine whether any of the Conflict Minerals used in the Covered Products originated in the Covered Countries, and if so, whether any of the Conflict Minerals were from recycled or scrap sources. The team conducting our RCOI included legal counsel from our Winchester business segment, as well as Winchester product managers, members of Winchester’s engineering team and the Metals Commodity Manager from Winchester’s purchasing department.

Each product manufactured or contracted to be manufactured by Winchester has a manufacturing process data page (“Data Page”) that summarizes the characteristics of the product, including the materials required to manufacture the product. Our RCOI team examined the Data Pages for each Winchester product to determine which product specifications include a Conflict Mineral. The products identified from this review are the Covered Products, which are listed in the table above. For all other products, the specifications do not include tin, tungsten or any other Conflict Mineral. Some of our products with specifications that do not include any Conflict Mineral are manufactured using recycled materials, which will include traces of unwanted tin, tungsten or other minerals or derivatives. For all products using recycled metals, the Data Pages limit the amount of tin, tungsten or other impurities that can be included to a very small quantity. For these products, tin, tungsten and other Conflict Minerals are not necessary to the functionality or production, but in fact are undesirable byproducts of the use of recycled metals.

After the RCOI team assembled the list of the Covered Products, the Metals Commodity Manager identified the suppliers for each Covered Product from our database (collectively, the “Suppliers”). In April of 2018, we sent a written inquiry to each of the Suppliers. We asked the Suppliers to indicate:

•	whether any Conflict Mineral included in any component sold to Olin originated in a Covered Country, and if so, whether such Conflict Minerals were from recycled or scrap sources;

•	the identity of their suppliers and whether the Suppliers had received completed Templates (defined below) from all of their suppliers; and

•	a list of the smelters used by the Supplier or their suppliers, the locations of such smelters’ facilities, and whether those smelters have been validated in accordance with the RMAP (defined below).

Our inquiry also asked the Suppliers to complete an Electronic Industry Citizenship Coalition (“EICC”) Conflict Minerals Reporting Template (the “Template”). The Template was developed by the EICC to facilitate disclosure and communication of information regarding smelters which provide material to a company’s supply chain. It includes questions regarding each Supplier’s conflict-free policy, engagement with its direct suppliers and a listing of the smelters the Supplier (and its suppliers) use.

Based on the responses we received from the Suppliers, we proceeded to engage in due diligence regarding the sources and chain of custody of the Conflict Minerals contained in the Covered Products.

V.	Due Diligence Process

After conducting our RCOI, our team exercised due diligence on the source and chain of custody of the Conflict Minerals. Our due diligence measures were modeled on the framework in the Organisation for Economic Co-operation and Development (the “OECD”) Due Diligence Guidance for Responsible Supply Chain of Minerals from Conflict-Affected and High Risk Areas: Second Edition, including the related supplements on gold, tin, tantalum and tungsten (the “OECD Guidance”).

Our due diligence exercise primarily consisted of (1) reviewing the responses we received from our Suppliers, (2) verifying their representations, and (3) conducting additional research for information that their responses lacked.

A.	Results of Supplier Inquiries

We received responses from the six Suppliers in April 2018, with the last response received on April 25, 2018. All six of our Suppliers indicated that they do not source Conflict Minerals directly from the Covered Countries, but instead source directly from smelters or through other suppliers. As a result, our due diligence efforts to identify the original sources of the Conflict Minerals provided by our Suppliers are based on the information we solicited from such Suppliers. In these instances, the information-gathering process involves the Suppliers’ own efforts to retrieve information from their smelters or other suppliers. Therefore, we must rely on these Suppliers to provide information regarding the origin of the Conflict Minerals that are included in the Covered Products. We recognize that this process may result in inaccurate or incomplete information.

For the smelters identified in responses from our Suppliers, a member of our legal staff compared smelters identified in the reporting templates against the list of smelter facilities which have been identified by the Responsible Minerals Initiative (“RMI”), formerly the Conflict Free Sourcing Initiative, on its list for conformant smelters. Based on this review, we concluded that thirty-five (35) of the thirty-eight (38) smelters identified by the Suppliers have been validated as compliant in accordance with the Responsible Minerals Assurance Process (“RMAP”) provided by RMI and are listed on RMI’s list for conformant smelters. The three remaining smelters are not listed on the RMI conformant smelter’s list.

B.	Determination

In some instances we received conflicting or incomplete information regarding the smelter facilities utilized to process the Conflict Minerals included in our Covered Products. At least one Supplier had not received responses from all of its suppliers. In many cases, we received insufficient information regarding the mine(s) or source(s) of origin of those Conflict Minerals.

We evaluated each Supplier response and, where possible, we validated it to determine sufficiency, accuracy or completeness. Based on this assessment and the results of our other due diligence measures, we currently do not have sufficient information to identify the specific mine or location of origin of the Conflict Minerals included in our Covered Products.

The Securities and Exchange Commission (the “SEC”) recognizes that, “as a practical matter, it is very difficult, if not impossible, to trace conflict minerals to their mine or other location of origin after columbite-tantalite, cassiterite, and wolframite have been smelted initially and after gold has been refined initially other than through the smelter or refinery” (Conflict Minerals, Exchange Act Release No. 34-67716, 17 CFR Parts 240 and 249b (Aug. 22, 2012)). In this situation, the SEC provided that we need only to “describe the processing facilities if they are known…and do not have to disclose the country of origin” (Id.). The information provided by our Suppliers identified the smelters they used, but we are unable to ascertain all of the countries of origin of the Conflict Minerals sourced by the Suppliers and their respective smelters.

Based on the information provided by the Suppliers and otherwise obtained through the due diligence process, we have constructed, to the extent reasonably determinable by us, the following table regarding the Conflict Minerals included in our Covered Products:

Metal	Smelter	Smelter Facility Location	CFSI’s Conflict-Free Smelters list / Active Smelters list
Tin	Alpha	USA	Yes
Tungsten	Chongyi Zhangyuan Tungsten Co Ltd.	China	Yes
Tin	Cooperativa Metalurgica de Rondônia Ltda.	Brazil
Tin	CV Ayi Jaya	Indonesia	Yes
Tin	CV Dua Sekawan	Indonesia	Yes
Tin	CV Tiga Sekawan	Indonesia
Tin	CV United Smelting	Indonesia	Yes
Tin	CV Venus Inti Perkasa	Indonesia	Yes
Tin	EM Vinto	Bolivia	Yes
Tin	Fenix Metals	Poland	Yes

Tin	Guangdong Hanhe Non-Ferrous Metal Co. Ltd.	China	Yes
Tin	Malaysia Smelting Corporation (MSC)	Malaysia	Yes
Tin	Metallo Belgium N.V.	Belgium	Yes
Tin	Metallo Chimique N.V.	Belgium
Gold	Metalor USA Refining Corporation	USA	Yes
Tin	Mineraçᾶo Taboca S.A.	Brazil	Yes
Tin	Minsur	Peru	Yes
Tin	Operaciones Metalurgical S.A.	Bolivia	Yes

Tin	PT Aries Kencana Sejahtera	Indonesia	Yes
Tin	PT Artha Cipta Langgeng	Indonesia	Yes
Tin	PT Babel Inti Perkasa	Indonesia	Yes
Tin	PT Bangka Prima Tin	Indonesia	Yes
Tin	PT DS Jaya Abadi	Indonesia	Yes
Tin	PT Eunindo Usaha Mandiri	Indonesia	Yes
Tin	PT Inti Stania Prima	Indonesia	Yes
Tin	PT Menara Cipta Mulia	Indonesia	Yes
Tin	PT Mitra Stania Prima	Indonesia	Yes
Tin	PT Prima Timah Utama	Indonesia	Yes
Tin	PT Refined Bangka Tin	Indonesia	Yes
Tin	PT Sariwiguna Binasentosa	Indonesia	Yes
Tin	PT Stanindo Inti Perkasa	Indonesia	Yes
Tin	PT Sukses Inti Makmur	Indonesia	Yes
Tin	PT Timah (Persero) Tbk Kundur	Indonesia	Yes
Tin	PT Timah (Persero) Tbk Mentok	Indonesia	Yes
Tin	PT Tinindo Inter Nusa	Indonesia	Yes
Tin	Thaisarco	Thailand	Yes
Tin	White Solder Metalurgia e Mineração Ltda.	Brazil	Yes
Tin	Yunnan Chengfeng Non-ferrous Metals Co., Ltd.	China	Yes

C.	Future Due Diligence Measures

During the 2018 calendar year, we are continuing to engage in the activities described above, including our efforts to resolve inconsistencies and incomplete responses in the reports from our Suppliers. We will continue to request that our Suppliers use the EICC’s Conflict Minerals Reporting Template.